UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ) *


                              Forgent Networks, Inc.
- -----------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.01 per share
- -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    34629U103
- -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                  February 11, 2009
- -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [ ] Rule 13d-1(c)

    [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 10 pages

CUSIP No.            34629U103
- -----------------------------------------------------------------------------
1.   Names of Reporting Persons. David Sandberg
     I.R.S. Identification Nos. of above persons (entities only).

- -----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
- -----------------------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------------------
4.   Citizenship or Place of Organization    United States
- -----------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           --------------------------------------------------------
ficially owned         6.  Shared Voting Power           1,825,770
by Each                --------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power      1,825,770
- -----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,825,770
- -----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
- -----------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    5.87%
- -----------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    IN
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                                Page 2 of 10 pages

CUSIP No.            34629U103
- -----------------------------------------------------------------------------
1.   Names of Reporting Persons. Red Oak Partners, LLC
     I.R.S. Identification Nos. of above persons (entities only).

- -----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
- -----------------------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------------------
4.   Citizenship or Place of Organization    New York
- -----------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           --------------------------------------------------------
ficially owned         6.  Shared Voting Power           1,825,770
by Each                --------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power      1,825,770
- -----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,825,770
- -----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
- -----------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    5.87%
- -----------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    OO
- -----------------------------------------------------------------------------

                                Page 3 of 10 pages

CUSIP No.            34629U103
- -----------------------------------------------------------------------------
1.   Names of Reporting Persons. The Red Oak Fund, LP
     I.R.S. Identification Nos. of above persons (entities only).

- -----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
- -----------------------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------------------
4.   Citizenship or Place of Organization   United States
- -----------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           --------------------------------------------------------
ficially owned         6.  Shared Voting Power           770,940
by Each                --------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power      770,940
- -----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    770,940
- -----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
- -----------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    2.48%
- -----------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    PN
- -----------------------------------------------------------------------------

                                Page 4 of 10 pages

CUSIP No.            34629U103
- -----------------------------------------------------------------------------
1.   Names of Reporting Persons. Pinnacle Partners, LLC
     I.R.S. Identification Nos. of above persons (entities only).

- -----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
- -----------------------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------------------
4.   Citizenship or Place of Organization    Colorado
- -----------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           --------------------------------------------------------
ficially owned         6.  Shared Voting Power           767,353
by Each                --------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power      767,353
- -----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    767,353
- -----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
- -----------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    2.47%
- -----------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    OO
- -----------------------------------------------------------------------------

                                Page 5 of 10 pages

CUSIP No.            34629U103
- -----------------------------------------------------------------------------
1.   Names of Reporting Persons. Pinnacle Fund, LLLP
     I.R.S. Identification Nos. of above persons (entities only).

- -----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
- -----------------------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------------------
4.   Citizenship or Place of Organization    Colorado
- -----------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           --------------------------------------------------------
ficially owned         6.  Shared Voting Power           767,353
by Each                --------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power      767,353
- -----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    767,353
- -----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
- -----------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    2.47%
- -----------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    PN
- -----------------------------------------------------------------------------

                                Page 6 of 10 pages

CUSIP No.            34629U103
- -----------------------------------------------------------------------------
1.   Names of Reporting Persons. Bear Market Opportunity Fund, L.P.
     I.R.S. Identification Nos. of above persons (entities only).

- -----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
- -----------------------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------------------
4.   Citizenship or Place of Organization    Delaware
- -----------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           --------------------------------------------------------
ficially owned         6.  Shared Voting Power           287,477
by Each                --------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power      287,477
- -----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    287,477
- -----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
- -----------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    0.92%
- -----------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    PN
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                                Page 7 of 10 pages

ITEM 1.
(a) Name of the issuer is Forgent Networks, Inc.  (the "issuer").

(b) The address of issuer's principal executive offices is 108 Wild Basin Road, Austin, Texas 78746.

Item 2.

(a) This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners. Red Oak Partners (i) manages Red Oak Fund and Bear Fund and (ii) is general partner of Pinnacle Partners, which manages Pinnacle Fund (each of Pinnacle Fund, Red Oak Fund and Bear Fund, a "Fund" and, collectively, the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement. Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.
(b)  The principal office or business address of Red Oak Fund, Red Oak
     Partners and David Sandberg is 145 Fourth Avenue, Suite 15A, New York, NY 10003. The principal office or business address of Pinnacle Partners and Pinnacle Fund is 32065 Castle Court, Suite 100, Evergreen, CO 80439. The principal office or business address of Bear Fund is 112 E. Pecan Street, Suite 806, San Antonio TX 78205.
(c)  David Sandberg is a citizen of the United States.
(d)  This Statement relates to Common Stock, $.01 par value, of the Issuer.
(e)  The CUSIP Number of the Shares of the Issuer is 34629U103.




Item 3.  If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ]  Investment company registered under section 8 of the Investment
         Company.
         Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Not applicable.


ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
	With respect to David Sandberg and Red Oak Partners, LLC, 1,825,770 shares of Common Stock.

(b) Percent of class:
	With respect to David Sandberg and Red Oak Partners, LLC, 5.87% of
	Common Stock.

(c) Number of shares as to which such person has:


(i)  Sole power to vote or to direct the vote
	0

(ii) Shared power to vote or to direct the vote
	With respect to David Sandberg and Red Oak Partners, LLC, 1,825,770 shares of Common Stock.


(iii) Sole power to dispose or to direct the disposition of
	0

(iv) Shared power to dispose or to direct the disposition of With respect to David Sandberg and Red Oak Partners, LLC, 1,825,770 shares of Common Stock.

                                Page 8 of 10 pages

Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 9 of 10 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: Febuary 23, 2009




/s/ David Sandberg
- -----------------------------
David Sandberg


Red Oak Partners, LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, LP

By: Red Oak Partners, LLC,
    General Partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

                                Page 10 of 10 pages